FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 12, 2004

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

Item
1.	Press Release dated January 9, 2004 titled “Telecom Argentina Proposes Debt Restructuring Plan”.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 5.7 billion

January 9, 2004

Contacts:

Pablo Caride

Marlene Wechselblatt

Pedro Insussarry

Golin/Harris International

Telecom Argentina

(212) 697-9191

(54-11) 4968-3627/3626

TELECOM ARGENTINA PROPOSES DEBT RESTRUCTURING PLAN

Buenos Aires, January 9, 2004 – Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO) (the “Company” or “Telecom”) today announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt. Telecom proposes to implement its proposal pursuant to an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine law (the “APE”).

Under the proposal, Telecom proposes to restructure all of its outstanding unsecured financial debt by issuing new unsecured notes with new terms and/or by paying cash consideration in accordance with the different options included in the proposal and as described in the solicitation statement filed today with the United States Securities and Exchange Commission (the “SEC”).

The proposal contemplates that a portion of accrued but unpaid interest on each holder’s outstanding unsecured financial debt for the period from June 25, 2002 through December 31, 2003 will be capitalized and restructured. As a result of the capitalization of interest, for each 1,000 denominated in U.S. dollars, euro or Japanese yen principal face amount of outstanding unsecured financial debt, a holder of outstanding debt will have 1,058 denominated in U.S. dollars, euro or Japanese yen, as applicable, of outstanding unsecured financial debt to be restructured pursuant to the APE. For each P$1,000 principal face amount of outstanding unsecured financial debt, a holder of peso-denominated debt will have outstanding debt of P$1,058 to be restructured that will be adjusted by the Coeficiente de Estabilización de Referencia (“CER”), or the reference stabilization coefficient, as calculated by the Argentine Central Bank.

The Company’s outstanding financial debt holders will be offered three consideration options. Under the proposal, subject to the terms and conditions of the APE, including receipt of required approvals by the Company’s outstanding financial debt holders and the Argentine reviewing court, each holder will receive, for each 1,058 of outstanding debt (including the capitalization of a portion of accrued but unpaid interest) denominated in Argentine pesos, U.S. dollars, euro or Japanese yen, either:

(a) a combination of (1) 169 principal amount of 4-year floating rate notes due 2008, (2) 730 principal amount of 10-year step up notes due 2014 and (3) 159 principal amount of pay-in-kind notes due 2017; or

(b) a combination of (1) 541 principal amount of 5-year fixed rate notes due 2009 and (2) a cash payment of 338; or

(c) a cash payment at a price not greater than 75% nor less than 65% of 1,058, to be determined pursuant to a “modified dutch auction” process,

in Argentine pesos, U.S. dollars, euro or Japanese yen, as applicable, and as described in the solicitation statement. The principal amount of the peso-denominated outstanding debt will be adjusted by CER. As of September 30, 2003, the Company’s unconsolidated outstanding financial debt was the equivalent of approximately US$2,627 million, including accrued but unpaid interest, penalties and post-default interest rate increases.

Each of the consideration options offered in the APE will be subject to specific limits. If one or more of the options is oversubscribed, participation in the options will be prorated, as described in the solicitation statement.

In connection with the APE, Telecom will make a partial cash interest payment to each holder for the period from January 1, 2004 through the issuance date of the new notes.

An APE is a remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement between a debtor and a majority in number of its unsecured creditors holding at least two-thirds of the outstanding principal and accrued contractual interest (including penalties and post-default interest rate increases) of a debtor’s outstanding unsecured debt being restructured. This agreement must be submitted to the appropriate Argentine commercial court for approval. Once an APE receives the approval of the court, that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or entered into the APE agreement.

The notes to be issued by Telecom pursuant to the APE will be issued in U.S. dollars, euro, Japanese yen or Argentine pesos, depending on the denomination of the debt instrument being restructured or, at the election of the holder, in U.S. dollars. The floating rate notes will bear interest at a annual rate equal to six-month LIBOR plus 3% for dollar notes, subject to a maximum 7% annual interest rate.

The fixed rate notes will bear interest at a annual rate equal to 8.00% for dollar notes.

The step-up notes will bear interest at a annual rate equal to 4.00% for dollar notes from the issuance date through October 15, 2008 and thereafter at a annual rate equal to 7.00%.

The pay-in-kind notes will bear interest at a annual rate equal to 6.00% for dollar notes. Interest payable on or prior to October 15, 2014 will be paid by increasing the principal amount of the notes. Thereafter, interest on the pay-in-kind notes will be paid in cash.

The interest rates payable on the notes denominated in euro, Japanese yen and Argentine pesos will be calculated to represent equivalent rates payable on the notes denominated in U.S. dollars, as described in the solicitation statement. Payments on the notes denominated in Argentine pesos will be adjusted based on CER. The Company will be required to apply excess cash (as defined in the description of the notes included in the solicitation statement) to prepay the notes. A detailed description of the terms of the notes to be issued pursuant to the APE is included in the solicitation statement.

In order to implement the restructuring proposal, Telecom must obtain the approval by the number of creditors and percentage of outstanding debt as required by Argentine law. Accordingly, Telecom plans to solicit from holders of its outstanding unsecured financial debt powers of attorney to execute the APE (or, in case of lenders under outstanding credit facilities, commitments to execute the APE directly). In order to grant a power of attorney to execute the APE on their behalf or commit to execute the APE directly, holders of outstanding debt will need to return an election form setting forth their preferred consideration among the options listed above.

Once the APE receives court approval, the Company will execute the APE through the issuance of the new notes in accordance with the terms approved by the court. If the APE is consummated, holders who do not consent to the APE or who do not participate in the solicitation will receive new notes and/or cash consideration and cash interest payments in accordance with the APE, and their outstanding debt will be extinguished under Argentine law.

In connection with the restructuring proposal, the Company has filed a registration statement today with the SEC relating to the notes to be issued to U.S. holders of its outstanding unsecured financial debt. The Company will seek to have the issuance of the notes authorized for public offer by the Argentine Comisión Nacional de Valores (CNV). The APE solicitation will also be made to Telecom’s debt holders in Italy pursuant to a separate Italian language solicitation statement which will be registered with the Comissione Nazionale per le Societá e la Borsa (CONSOB). The implementation of the APE solicitation in Italy is therefore subject to registration with the CONSOB and the publication of such solicitation statement. Telecom will also seek to have the issuance of the notes authorized for public offer in Luxembourg by the Luxembourg regulatory authorities.

Concurrently with the Company’s APE solicitation, its 99.99% owned subsidiary, Telecom Personal S.A., is proposing to restructure all of its outstanding unsecured financial debt as described in the solicitation statement. Under its proposal, Telecom Personal proposes to issue new unsecured loans with new terms and/or to pay cash consideration in accordance with the different options included in its proposal. In connection with its restructuring, Telecom Personal also plans to capitalize a portion of accrued but unpaid interest on each holder’s outstanding debt for the period from June 25, 2002 through December 31, 2003 and to make a partial cash interest payment to each holder for the period from January 1, 2004 through the date it completes its restructuring. The Company’s APE is conditioned upon completion of the Telecom Personal restructuring, a minimum threshold condition and certain other conditions as described in the solicitation statement.

Under Telecom Personal’s proposal, subject to receipt of approvals by Telecom Personal’s outstanding financial debt holders and the other terms and conditions of the proposal, each holder will receive, for each 1,063 of outstanding debt (including capitalized interest of 63):

(a) a combination of (1) 207 principal amount of 4-year floating loans due 2008, (2) 646 principal amount of 10-year step up loans due 2014, (3) 151 principal amount of 13-year pay-in-kind loans due 2017, and (4) a cash payment of 59; or

(b) a combination of (1) 871 principal amount of 5-year fixed rate loans due 2009, and (2) a cash payment of 55; or

(c) a cash payment at a price not greater than 75% nor less than 65% of 1,063, to be determined pursuant to a “modified dutch auction” process.

Each of the consideration options offered in Telecom Personal’s restructuring proposal will be subject to specific limits and to proration if one or more of the options is oversubscribed.

As of September 30, 2003, Telecom Personal’s outstanding debt and intercompany obligations amounted to US$590 million (including US$27 million in intercompany obligations, accrued but unpaid interest, penalties and post-default interest rate increases and expressed as a U.S. dollar equivalent in the case of debt denominated in other currencies).

The loans to be issued by Telecom Personal pursuant to its proposal will be issued in U.S. dollars, Argentine pesos and Japanese yen, depending on the denomination of the debt instrument being restructured. The interest rates to be paid under Telecom Personal’s loans are expected to be similar to the interest rates on the dollar notes, peso notes and yen notes, respectively, to be issued by Telecom. The Telecom Personal loans also will contain provisions requiring prepayment of the loans with excess cash.

Telecom Personal is considering the possibility of implementing its restructuring pursuant to an APE.

A registration statement relating to the notes being issued to U.S. holders has been filed with the United States Securities and Exchange Commission but has not yet become effective. These notes may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Once effective, a copy of the registration statement will be available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23, Avenue de la Porte Neuve, L 2085, Luxembourg.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For additional information please contact:

Telecom Argentina and Telecom Personal

Pedro Insussarry

Moira Colombo

(54-11) 4968-3743

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated

MBA Banco de Inversiones

Carlos Medina

Diego Steverlynck

(1-212) 761-6520

(54-11) 4319-5865

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Telecom is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom stock is listed on the Buenos Aires and New York stock exchanges (as ADRs).

On September 30, 2003, Telecom had 984,380,978 shares outstanding.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 filed by the Company with the United States Securities and Exchange Commission on January 8, 2004 and in any amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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Carlos Felices

C.E.O.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.
Date: January 12, 2004	By:	/s/ Christian Chauvin

Name: Christian Chauvin
Title: Vice-President